UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Celadon Group, Inc.

(Name of Issuer)

Common Stock,

par value $0.033 per share

(Title of Class of Securities)

150838100

(CUSIP Number)

February 7, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,608,013 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,608,013 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,013 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.68% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,608,013 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,608,013 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,013 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.68% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Barrett
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,608,013 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,608,013 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,013 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.68% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Celadon Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

9503 East 33rd Street

One Celadon Drive

Indianapolis, IN 46235

Item 2.

(a)	Name of Person Filing

Luminus Management, LLC

Luminus Energy Partners Master Fund, Ltd.

Jonathan Barrett

(b)	Address of Principal Business Office or, if none, Residence

1700 Broadway, 38th Floor

New York, NY 10019

(c)	Citizenship

Luminus Management, LLC—Delaware

Luminus Energy Partners Master Fund, Ltd. – Bermuda

Jonathan Barrett – United States

(d)	Title of Class of Securities

Common Stock, $0.033 par value per share

(e)	CUSIP Number

150838100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of February 15, 2018, Luminus Energy Partners Master Fund, Ltd. owned 1,608,013 shares of Common Stock, which is 5.68% of the Issuer’s outstanding Common Stock. The percentage herein is calculated based upon the aggregate total of the 28,299,404 shares of Common Stock issued and outstanding as of February 9, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on February 10, 2017.

(a)	Amount Beneficially Owned***

Luminus Management, LLC - 1,608,013 shares

Luminus Energy Partners Master Fund, Ltd. - 1,608,013 shares

Jonathan Barrett - 1,608,013 shares

(b)	Percent of Class

Luminus Management, LLC - 5.68%

Luminus Energy Partners Master Fund, Ltd. - 5.68%

Jonathan Barrett - 5.68%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Luminus Management, LLC - 0 shares

Luminus Energy Partners Master Fund, Ltd. - 0 shares

Jonathan Barrett - 0 shares

(ii)	shared power to vote or to direct the vote

Luminus Management, LLC - 1,608,013 shares

Luminus Energy Partners Master Fund, Ltd. - 1,608,013 shares

Jonathan Barrett - 1,608,013 shares

(iii)	sole power to dispose or to direct the disposition of

Luminus Management, LLC - 0 shares

Luminus Energy Partners Master Fund, Ltd. - 0 shares

Jonathan Barrett - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Luminus Management, LLC - 1,608,013 shares

Luminus Energy Partners Master Fund, Ltd. - 1,608,013 shares

Jonathan Barrett - 1,608,013 shares

***	Shares reported herein are held by Luminus Energy Partners Master Fund, Ltd. for which Luminus Management, LLC serves as the investment manager. Jonathan Barrett is the ultimate beneficial owner of Luminus Management, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 16, 2018

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

JONATHAN BARRETT

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett